Ecopetrol S.A. Board of Directors Announcement

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that the Board of Directors, in its session on April 22 and 23, 2025, decided that Guillermo García Realpe and Mónica de Greiff Lindo will continue in their roles as Chairperson and Vice-Chairperson of the Board of Directors, respectively.

The Board of Directors also approved the formation of its support committees as follows:

AUDIT AND RISK COMMITTEE

•	Álvaro Torres Macías (Chairperson)
•	Angela María Robledo Gómez
•	Mónica de Greiff Lindo
•	Guillermo García Realpe
•	Ricardo Rodríguez Yee

BUSINESS COMMITTEE

•	Mónica de Greiff Lindo (Chairperson)
•	Guillermo García Realpe
•	Álvaro Torres Macías
•	Alberto José Merlano Alcocer
•	Hildebrando Vélez Galeano
•	Ricardo Rodríguez Yee
•	Luis Felipe Henao Cardona

CORPORATE GOVERNANCE AND SUSTAINABILITY COMMITTEE

•	Luis Felipe Henao Cardona (Chairperson)
•	Angela María Robledo Gómez
•	Guillermo García Realpe
•	Tatiana Roa Avendaño
•	Alberto José Merlano Alcocer

REMUNERATION, APPOINTMENTS, AND CULTURE COMMITTEE

•	Guillermo García Realpe (Chairperson)
•	Mónica de Greiff Lindo
•	Tatiana Roa Avendaño
•	Alberto José Merlano Alcocer
•	Luis Felipe Henao Cardona

HSE COMMITTEE

•	Angela María Robledo Gómez (Chairperson)
•	Mónica de Greiff Lindo
•	Álvaro Torres Macías
•	Tatiana Roa Avendaño
•	Hildebrando Vélez Galeano

TECHNOLOGY AND INNOVATION COMMITTEE

•	Ricardo Rodríguez Yee (Chairperson)
•	Angela María Robledo Gómez
•	Álvaro Torres Macías
•	Tatiana Roa Avendaño
•	Hildebrando Vélez Galeano

Bogota D.C., April 23, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co